KIRIN



03050707



KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER



SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2003
WASH, D.C. 183 SECTION

File No. 82-188
May 8, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

SUPPL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Summary of Consolidated Financial Results for the first quarter ended March 31, 2003(Unaudited)

2. English translation of Summary of NON-Consolidated Financial Results for the first quarter ended March 31, 2003(Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).



PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Very truly yours,

Kirin Brewery Company, Limited

By ______________
Name: Osamu Harano
Title: Group Leader
Finance Group

Enclosures

099999-0990-02664-Tokyo.2005422.1

KIRIN BREWERY COMPANY, LIMITED

May 8, 2003

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2003 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.: 2503

Shares Listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

For further information, please contact: Mr. Hideo Mori, General Manager, Communications Dept.
Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly consolidated statements of income, etc.

   Whether US GAAP is applied: None

   Change in accounting policies: Yes (Please see "SEGMENT INFORMATION")

   Changes in scope of consolidation and application of equity method:

   Consolidation：Increase 8 companies ,Decrease 1 company

   Equity method: Decrease 2 companies

2. Business results and financial positions for the first quarter of 2003 (January 1, 2003 - March 31, 2003)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before extraordinary items (¥ millions)	Percentage change (%)
First quarter ended March 31,2003	315,239	3.8	9,973	179.4	8,520	345.0
First quarter ended March 31,2002	303,714	(1.8)	3,570	(38.3)	1,914	(61.9)
Year ended December 31, 2002	1,583,248		89,789		84,443	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
First quarter ended March 31,2003	807	—	0.84	—
First quarter ended March 31,2002	(238)	—	(0.24)	—
Year ended December 31, 2002	32,540		33.26	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2003, to those for the first quarter ended March 31, 2002.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
March 31, 2003	1,657,438	756,457	45.6	782.74
March 31, 2002	1,699,142	777,078	45.7	789.46
December 31, 2002	1,744,131	769,227	44.1	795.71

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
First quarter ended March 31,2003	(14,759)	(12,566)	15,749	93,660
First quarter ended March 31,2002	(27,081)	(126,045)	103,775	94,519
Year ended December 31, 2002	87,750	(175,377)	50,699	105,625

3. Forecast of business results for the current fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ million)	Income before extraordinary items (¥ million)	Net income (¥ million)	Net income Per share (¥)
6 months ending June 30, 2003	770,000	36,000	11,000	11.38
Year ending December 31, 2003	1,670,000	98,000	39,000	40.35

Note: Forecasted operating income

6 months ending June 30, 2003 ¥ 36,000 million

Year ending December 31, 2003 ¥ 100,000 million

Consolidated Results for the First Quarter of 2003

During the first quarter of 2003 (January 1, 2003 - March 31, 2003), sales in the alcohol category were strong, and favorable results were posted for the soft drinks and other businesses. As a result, consolidated net sales were ¥315.2 billion, an increase of 3.8% compared with the same period of the previous year. Consolidated operating income increased 179.4% to ¥9.9 billion, and consolidated ordinary income increased 345.0% to ¥8.5 billion. Consolidated net income was ¥0.8 billion.

Alcohol Beverage Business

In the alcohol beverage business, amid development of a comprehensive alcohol business drawn from greater group coordination, Kirin made strategic investments in growing categories and bolstered its sales and marketing.

In the *happo-shu* (low-malt beer) category, Kirin continued to strengthen its key *Kirin Tanrei* brand, as well as the *Tanrei Green Label* and *Gokunama* brands, both launched in 2002. Other value-added *happo-shu* brands were also launched in response to diversified customer needs, including *Tanrei Alpha*, which employs a newly-developed technology to remove 90% (Kirin's comparison) of purine bodies, and the dark *happo-shu Namakuro*, which follows the same "easy-drinking and inexpensive" concept behind *Gokunama*.

In the beer category, the Company developed new products around its key *Kirin Lager* and *Kirin Ichiban Shibori* brands that offer added value and an individuality distinct from *happo-shu*. *Kirin Lager*'s position as the Company's flagship brand was bolstered by the launch of *Kirin Classic Lager* in cans in the Chugoku and Shikoku areas, and the launch of *Kirin Lager Blue Label*, with 50% (Kirin's comparison) less sugar. For *Ichiban Shibori*, Kirin continued with its "food" series of commercials that emphasize the beer's good taste, in order to secure its position as the representative draft beer brand. Kirin also continued to focus on the value-added product *Kirin Tarunama System*, made available through the Company's chilled distribution system to ensure quality, and allowing consumers to enjoy authentic draft beer at home.
In the growing *chu-hi* category, *Kirin Chu-hi Hyoketsu* continued to sell well. A new lime flavor was added to the lineup in March, and freshness of *Hyoketsu* brand was improved though wide-scale sampling and other measures.

In the spirits and wine category, Kirin added to its lineup of everyday wines by beginning to import and sell wine produced by a subsidiary of Kirin Group company Lion Nathan Limited. Kirin also expanded its business foundation in February when it acquired the Japan sales rights of *Frazia*, the world's top-selling wine brand*.

*Greatest sales volume for a single brand (Source: IMPACT DATABANK 2002 EDITION)

In sales and marketing, Kirin Communication Stage Co., Ltd., which mainly handles in-store marketing for volume retailers, widened its operational area to the Kinki region. This subsidiary has been operating in the Tokyo area since it was established in September 2002. Kirin also continued with effective investment of marketing funds and strategic allocation of resources in growing markets.

In the international beer business, *Kirin Pure and Light*, a new beer developed in cooperation with Lion Nathan's Chinese subsidiary, Lion Nathan Beer & Beverages (Suzhou) Co., Ltd., and produced at its Suzhou Brewery, was launched in Shanghai in January.

As a result of the above, net sales of the alcohol beverage business totaled ¥203.1 billion, an increase of 0.2% compared with the same period of the previous year.

Soft Drink Business

In the soft drink business, Kirin undertook aggressive marketing to enhance and grow its key brands, *Kirin Namacha*, *Kirin Amino Supli*, *Kirin Fire*, and *Kirin Gogono-kocha*, and began selling *Volvic*, the top import mineral water brand.

The *Kirin Namacha* brand was invigorated with the addition of *Kuchidoke Namacha* to the lineup. The Company also took steps to reinforce the position of *Kirin Amino Supli* in the increasingly competitive market for amino acid drinks by expanding its popular series of commercials and bolstering the product lineup.

Kirin MC Danone Waters Co., Ltd., established in November 2002, began full-scale marketing of *Volvic* in February, showing an encouraging start.

In international businesses, the operations base was strengthened with the launch of *Kirin Amino Supli* and *Kirin Kikicha* by Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd. in early March, and the bolstering of the sales and production structure.

As a result of the above, net sales of the soft drink business totaled ¥70.0 billion, an increase of 2.4% compared with the same period of the previous year.

Pharmaceutical Business

In the pharmaceutical business, Kirin continued to conduct information sharing activities with Sankyo Co., Ltd. for *ESPO*, a genetically engineered hormone that regulates red blood cell production, and for *GRAN*, an agent that stimulates white blood cell production, as well as focused on exclusive marketing efforts in Japan for *Rocaltrol Injection*, a treatment for secondary hyperparathyroidism. Approval for *ESPO* pre-filled syringes was received in October 2002, and the product will be launched on April 7. Approval was received in January for the hyperphosphatemia agent *PHOSBLOCK Tablets*, developed in cooperation with Chugai Pharmaceutical Co., Ltd., and listed on the National Health Insurance Drug Price Standard on April 1.

As a result of the above, and factors such as the effect of price reductions for pharmaceuticals, net sales in the pharmaceutical business totaled ¥88 billion, a decrease of 8.8% compared with the same period of the previous year.

Other Businesses

In agribio, Kirin began marketing the petunia hybrid *Blue Wave*, which was awarded prizes during 2003 in two major international floriculture competitions. Kirin also developed an effective testing system that uses DNA markers to identify chrysanthemum varieties resistant to White Rust (Albugo candida).

In nutrient food & feed, Takeda-Kirin Foods Corporation began marketing the beer yeast extract *Komi*, jointly developed by the two companies, strengthening its seasoning product lineup.

As a result of the above, net sales of other businesses totaled ¥33.2 billion, an increase of 44.9% compared with the same period of the previous year.

Reorganization of the Management Structure

As part of the reorganization of its management structure, Kirin reduced the number of members on its Board of Directors, and implemented an executive officer system effective March 28, 2003. The aims of this reorganization are quicker and more strategic management, a clearer distinction between the decision-making and operational functions, and quicker implementation. Management transparency was also enhanced through the establishment of an Appointment Advisory Committee and a Compensation Advisory Committee.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At March 31,2003 Amount	Percentage over total assets	At March 31,2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	96,246		96,822		(576)	108,148	
Notes and accounts receivable	203,115		212,805		(9,690)	269,106	
Marketable securities	1,850		8,649		(6,799)	2,017	
Inventories	96,146		75,263		20,883	83,949	
Funds in trust	—		13,711		(13,711)	—	
Other	54,946		60,611		(5,665)	65,820	
Allowance for doubtful accounts	(5,427)		(1,973)		(3,454)	(5,456)	
Total current assets	446,877	27.0	465,891	27.4	(19,014)	523,585	30.0
Fixed Assets							
Property, Plant and Equipment							
Buildings and structures	184,288		187,126		(2,838)	189,050	
Machinery, equipment and vehicles	185,384		184,716		668	190,687	
Land	168,769		157,011		11,758	166,393	
Construction in progress	18,913		23,133		(4,220)	13,290	
Other	50,090		54,194		(4,104)	49,961	
Total	607,446	36.6	606,181	35.7	1,265	609,382	35.0
Intangible Fixed Assets							
Consolidation differences	44,755		44,986		(231)	45,513	
Other	104,339		84,112		20,227	106,608	
Total	149,094	9.0	129,098	7.6	19,996	152,122	8.7
Investments and Other Assets							
Investment securities	320,005		364,751		(44,746)	330,905	
Life insurance investments	35,659		34,427		1,232	35,093	
Other	102,018		101,783		235	96,955	
Allowance for doubtful accounts	(3,663)		(2,992)		(671)	(3,913)	
Total	454,019	27.4	497,970	29.3	(43,951)	459,041	26.3
Total fixed assets	1,210,560	73.0	1,233,250	72.6	(22,690)	1,220,546	70.0
TOTAL ASSETS	1,657,438	100.0	1,699,142	100.0	(41,704)	1,744,131	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	At March 31,2003		At March 31,2002		Increase (Decrease)	At December 31, 2002	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes and accounts payable	89,095		92,717		(3,622)	98,649	
Short-term loans payable	65,573		52,778		12,795	47,824	
Liquor taxes payable	58,483		81,374		(22,891)	113,660	
Income taxes payable	7,518		3,463		4,055	15,599	
Accrued expenses	57,791		63,349		(5,558)	59,573	
Deposits received	55,416		57,425		(2,009)	61,227	
Other	47,968		44,971		2,997	64,619	
Total current liabilities	381,848	23.0	396,080	23.3	(14,232)	461,154	26.4
Long-term Liabilities							
Bonds	130,197		129,984		213	129,948	
Long-term debt	110,184		122,136		(11,952)	105,148	
Pension and retirement benefits	93,419		98,321		(4,902)	95,414	
Other reserves	9,058		8,740		318	9,808	
Deposits received	76,491		80,663		(4,172)	78,567	
Other	25,887		19,420		6,467	20,432	
Total long-term liabilities	445,240	26.9	459,266	27.1	(14,026)	439,318	25.2
TOTAL LIABILITIES	827,088	49.9	855,346	50.4	(28,258)	900,473	51.6
MINORITY INTERESTS	73,892	4.5	66,716	3.9	7,176	74,431	4.3
Common Stock	—	—	102,045	6.0	(102,045)	102,045	5.8
Additional Paid-in Capital	—	—	70,868	4.2	(70,868)	70,868	4.1
Revaluation variance for Land	—	—	(1,625)	(0.1)	1,625	(1,627)	(0.1)
Retained Earnings	—	—	601,118	35.4	(601,118)	630,744	36.2
Net unrealized holding gains on securities	—	—	18,006	1.1	(18,006)	6,132	0.4
Foreign currency translation adjustments	—	—	(13,157)	(0.8)	13,157	(25,308)	(1.5)
Total	—	—	777,255	45.7	(777,255)	782,855	44.9
Treasury Stock	—	—	(176)	(0.0)	176	(13,628)	(0.8)
TOTAL SHAREHOLDERS' EQUITY	—	—	777,078	45.7	(777,078)	769,227	44.1
Common stock	102,045	6.1	—	—	102,045	—	—
Capital reserve	70,868	4.3	—	—	70,868	—	—
Retained earnings	623,602	37.6	—	—	623,602	—	—
Revaluation variance for Land	(1,627)	(0.1)	—	—	(1,627)	—	—
Net unrealized holding gains on securities	277	0.0	—	—	277	—	—
Foreign currency translation adjustments	(24,818)	(1.5)	—	—	(24,818)	—	—
Treasury stock	(13,890)	(0.8)	—	—	(13,890)	—	—
TOTAL SHAREHOLDERS' EQUITY	756,457	45.6	—	—	756,457	—	—
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,657,438	100.0	1,699,142	100.0	(41,704)	1,744,131	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	First quarter ended March 31,2003		First quarter ended March 31,2002		Increase (Decrease)	Year ended December 31, 2002	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	315,239	100.0	303,714	100.0	11,525	1,583,248	100.0
Cost of Sales	196,028	62.2	192,799	63.5	3,229	1,000,199	63.2
Gross Profit	119,211	37.8	110,915	36.5	8,296	583,048	36.8
Selling, General and administrative Expenses	109,237	34.7	107,345	35.3	1,892	493,259	31.2
Operating Income	9,973	3.2	3,570	1.2	6,403	89,789	5.7
Non-operating Income							
Interest income	147		248		(101)	1,147	
Dividend income	496		50		446	2,614	
Equity in earnings of affiliates	868		—		868	2,102	
Other	1,223		1,045		178	4,353	
Total	2,736	0.9	1,343	0.4	1,393	10,217	0.6
Non-operating Expenses							
Interest expense	2,347		1,674		673	8,955	
Equity in losses of affiliates	—		213		(213)	—	
Other	1,841		1,111		730	6,607	
Total	4,189	1.3	2,999	1.0	1,190	15,562	1.0
Income before Extraordinary Items and Income Taxes	8,520	2.7	1,914	0.6	6,606	84,443	5.3
Extraordinary Income							
Gain on sales of fixed assets	438		1,358		(920)	3,401	
Reversal of allowance for doubtful accounts	—		144		(144)	—	
Gain on sales of investment securities	12		—		12	420	
Reversal of allowance for furnace overhaul	—		—		—	700	
Total	451	0.1	1,503	0.5	(1,052)	4,521	0.3
Extraordinary Expenses							
Loss on disposal of fixed assets	597		649		(52)	6,715	
Loss on sales of fixed assets	33		69		(36)	379	
Loss on revaluation of investment securities	—		—		—	2,236	
Loss on sales of investment securities	10		—		10	7	
Loss on devaluation of real estate in trust	—		—		—	3,352	
Premium on retirement benefits	—		—		—	1,755	
Total	640	0.2	719	0.2	(79)	14,447	0.9
Income before Income Taxes and Minority Interests	8,330	2.6	2,699	0.9	5,631	74,517	4.7
Income Taxes	5,926	1.9	1,395	0.5	4,531	36,214	2.2
Minority Interests	1,595	0.5	1,542	0.5	53	5,762	0.4
Net Income	807	0.3	(238)	(0.1)	1,045	32,540	2.1

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	First quarter ended March 31,2003	First quarter ended March 31,2002	Increase (Decrease)	Year ended December 31, 2002
Cash flows from operating activities				
Income before income taxes and minority interests	8,330	2,699	5,631	74,517
Depreciation	17,478	15,749	1,729	75,206
Increase (decrease) in reserves	(3,038)	(2,315)	(723)	635
Interest and dividend income and return on funds in trust	(644)	(298)	(346)	(3,972)
Interest expense	2,347	1,674	673	8,955
Decrease (increase) in notes and accounts receivable, trade	65,965	45,470	20,495	(6,164)
Decrease (increase) in inventories	(11,825)	(8,382)	(3,443)	(11,131)
Increase (decrease) in notes and accounts payable, trade	(10,115)	(13,801)	3,686	(11,265)
Increase (decrease) in liquor taxes payable	(55,188)	(37,501)	(17,687)	(6,107)
Other	(12,529)	(12,245)	(284)	10,092
Sub-total	781	(8,949)	9,730	130,766
Interest, dividend and return on funds in trust received	1,197	528	669	6,227
Interest paid	(2,376)	(1,768)	(608)	(8,785)
Income taxes paid	(14,361)	(16,892)	2,531	(40,457)
Net cash provided by (used in) operating activities	(14,759)	(27,081)	12,322	87,750
Cash flows from investing activities				
Payments for purchases of property, plant, equipment and intangible fixed assets	(12,146)	(12,479)	333	(85,492)
Proceeds from sales of property, plant and equipment	1,452	1,621	(169)	5,278
Payments for purchases of marketable securities and investment securities	(3,249)	(104,980)	101,731	(103,832)
Proceeds from sales and redemption of marketable securities and investment securities	3,344	3,697	(353)	11,075
Proceeds from termination of funds in trust	—	3,700	(3,700)	17,411
Payments for acquisition of shares of newly consolidated subsidiaries	(313)	—	(313)	(12,674)
Other	(1,654)	(17,604)	15,950	(7,144)
Net cash used in investing activities	(12,566)	(126,045)	113,479	(175,377)
Cash flows from financing activities				
Increase (decrease) in loans	22,774	68,718	(45,944)	37,981
Proceeds from issue of bonds	—	40,000	(40,000)	40,000
Payments for purchases of treasury stock	(65)	(90)	25	(13,542)
Cash dividends paid	(3,935)	(4,025)	90	(11,777)
Cash dividends paid to minority shareholders	(2,834)	(832)	(2,002)	(2,203)
Other	(190)	4	(194)	239
Net cash provided by financing activities	15,749	103,775	(88,026)	50,699
Effect of exchange rate fluctuation on cash and cash equivalents	114	190	(76)	(1,282)
Net increase (decrease) in cash and cash equivalents	(11,462)	(49,161)	37,699	(38,209)
Cash and cash equivalents at beginning of period	105,625	144,331	(38,706)	144,331
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	(503)	(650)	147	(495)
Cash and cash equivalents at end of period	93,660	94,519	(859)	(105,625)

(SEGMENT INFORMATION)

Business Segment Information

(¥ millions)

	First quarter ended March 31,2003						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Other	Total	Elimination/ Unallocation	Consolidated
Sales							
1 Unaffiliated customers	203,153	70,008	8,818	33,260	315,239	—	315,239
2 Intersegment	550	2,229	—	18,337	21,117	(21,117)	—
Total sales	203,703	72,238	8,818	51,598	336,357	(21,117)	315,239
Operating expenses	197,753	70,629	7,631	50,256	326,271	(21,005)	305,266
Operating income	5,949	1,608	1,186	1,341	10,086	(112)	9,973

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products of sales by segment are as follows;

Sales by segment	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drinks, Other drinks
Pharmaceuticals	Pharmaceutical products
Other	Engineering, Logistics, Floriculture etc.

(Changes in reclassification of business segments and method of allocation of operating expenses)

The three previous business segments (Alcoholic Beverages, Soft Drinks and Other), were reclassified into four segments (Alcoholic Beverages, Soft Drinks, Pharmaceuticals and Other) in the first quarter of 2003. In consideration of the recent increase in importance of the Pharmaceuticals business, the Company reviewed its segments and made the change in order to more clearly report segment information.

Following an additional review carried out on this occasion, the method of allocation used for companywide operating expenses was changed from the previous standard of proportional allocation by number of employees to the standard of proportional allocation by sales. The change was made to more accurately reflect in segment information the actual conditions under which such expenses are incurred under current group management.

Because of the change, in comparison with the previous method of allocation, operating expenses of the Alcoholic Beverages segment increased by ¥ 1,047 million, operating expenses of the Soft Drinks segment decreased by ¥ 1 million, operating expenses of the Pharmaceuticals segment decreased by ¥ 1,019 million, and operating expenses of the Other segment decreased by ¥ 27 million in the first quarter of 2003.

Business segment information for the first quarter of 2002, restated to conform with the reclassification of business segments and the method of allocation of operating expenses adopted in the first quarter of 2003, is as follows.

(¥ millions)

	First quarter ended March 31,2002						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Other	Total	Elimination/ Unallocation	Consolidated
Sales							
1 Unaffiliated customers	202,726	68,359	9,670	22,957	303,714	—	303,714
2 Intersegment	698	536	—	17,033	18,268	(18,268)	—
Total sales	203,425	68,896	9,670	39,990	321,983	(18,268)	303,714
Operating expenses	204,836	66,298	7,446	39,551	318,132	(17,987)	300,144
Operating income	(1,411)	2,598	2,224	439	3,851	(280)	3,570

(PRODUCTION, ORDERS RECEIVED AND SALES)

(1) PRODUCTION PERFORMANCE

Production performance for the first quarter of the current fiscal year classified by the type of business segment is as follows:

Business Segment	First quarter ended March 31,2003		Percentage change (%)
Alcoholic beverages	192,906	(¥ Millions)	0.7
Soft drinks	22,301	(¥ Millions)	(3.0)
Pharmaceuticals	11,249	(¥ Millions)	(8.5)
Other	13,895	(¥ Millions)	37.1
Total	240,353	(¥ Millions)	1.5

Note: The amounts are calculated based on sales price without consumption taxes.

(2) ORDERS RECEIVED

Orders received for the first quarter of the current fiscal year classified by the type of business segment is as follows:
The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "alcoholic beverages" and "soft drinks" segments and inspection machines and others in "other" segment.

Business Segment	Orders received during period		Percentage change (%)	Backlog		Percentage change (%)
Alcoholic beverages	180	(¥ Millions)	—	—		—
Soft drinks	503	(¥ Millions)	123.9	—		—
Pharmaceuticals	—	(¥ Millions)	—	—		—
Other	2,089	(¥ Millions)	36.3	1,530	(¥ Millions)	(30.7)
Total	2,773	(¥ Millions)	57.8	1,530	(¥ Millions)	(30.7)

Note: The amounts are calculated based on sales price without consumption taxes.

(3) SALES PERFORMANCE

Sales performance for the first quarter of the current fiscal year classified by the type of business segment is as follows:

Business Segment	First quarter ended March 31,2003		Percentage change (%)
Alcoholic beverages	203,153	(¥ Millions)	0.2
Soft drinks	70,008	(¥ Millions)	2.4
Pharmaceuticals	8,818	(¥ Millions)	(8.8)
Other	33,260	(¥ Millions)	44.9
Total	315,239	(¥ Millions)	3.8

Note: The amounts do not include the related consumption tax, etc.

For purposes of comparison, figures for the first quarter of 2002 have been restated to conform with the reclassification of business segments in the first quarter of 2003.

KIRIN BREWERY COMPANY, LIMITED

May 8, 2003

SUMMARY OF NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2003 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
For further information, please contact:	Mr. Hideo Mori, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly non-consolidated statements of income, etc

Whether US GAAP is applied: None

Change in accounting policies: None

2. Business results and financial positions for the first quarter of 2003 (January 1, 2003 - March 31, 2003)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before extraordinary items (¥ millions)	Percentage change (%)
First quarter ended March 31,2003	176,361	(4.0)	264	—	6,035	—
First quarter ended March 31,2002	183,736		(5,015)		(2,696)	
Year ended December 31, 2002	999,920		44,024		53,831	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
First quarter ended March 31,2003	3,431	—	3.55	—
First quarter ended March 31,2002	(1,057)		(1.07)	—
Year ended December 31, 2002	26,380		26.96	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2003, to those for the first quarter ended March 31, 2002.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
March 31, 2003	1,206,947	671,353	55.6	694.53
March 31, 2002	1,246,016	683,470	54.9	694.36
December 31, 2002	1,280,112	679,770	53.1	703.18

3. Forecast of business results for the current fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ millions)	Income before extraordinary items (¥ millions)	Net income (¥ millions)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2003	470,000	28,000	15,000	6.00	—	—
Year ending December 31, 2003	1,030,000	71,000	36,000	—	6.00	12.00

Note: Forecasted operating income
6 months ending June 30, 2003 ¥ 16,000 million
Year ending December 31, 2003 ¥ 57,000 million

BALANCE SHEETS

(¥ millions)

ASSETS	At March 31,2003		At March 31,2002		Increase (Decrease)	At December 31, 2002	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Assets		%		%			%
Cash	54,814		52,603		2,211	54,838	
Notes receivable	654		3,270		(2,616)	2,088	
Accounts receivable	114,885		132,112		(17,227)	178,193	
Marketable securities	—		7,044		(7,044)	1,001	
Inventories	43,554		36,730		6,824	36,851	
Funds in trust	—		13,711		(13,711)	—	
Other	29,523		28,193		1,330	35,268	
Allowance for doubtful accounts	(4,257)		(1,034)		(3,223)	(4,327)	
Total current assets	239,175	19.8	272,632	21.9	(33,457)	303,914	23.7
Fixed Assets							
Property, Plant and Equipment							
Buildings	118,423		125,263		(6,840)	120,449	
Machinery and equipment	125,246		134,262		(9,016)	130,748	
Land	113,259		113,338		(79)	113,263	
Construction in progress	11,467		14,064		(2,597)	8,130	
Other	28,320		29,784		(1,464)	28,759	
Total	396,717	32.9	416,713	33.4	(19,996)	401,351	31.4
Intangible Fixed Assets	5,908	0.5	6,469	0.5	(561)	6,047	0.5
Investments and Other Assets							
Investment securities	180,756		185,915		(5,159)	190,820	
Investments in subsidiaries and affiliates	259,563		250,191		9,372	257,612	
Life insurance investments	35,550		34,238		1,312	34,985	
Other	92,655		82,571		10,084	88,743	
Allowance for doubtful accounts	(3,379)		(2,716)		(663)	(3,362)	
Total	565,146	46.8	550,200	44.2	14,946	568,799	44.4
Total fixed assets	967,772	80.2	973,383	78.1	(5,611)	976,198	76.3
TOTAL ASSETS	1,206,947	100.0	1,246,016	100.0	(39,069)	1,280,112	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	At March 31,2003 Amount	Percentage over total assets	At March 31,2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable	1,299		734		565	592	
Accounts payable	26,526		27,967		(1,441)	33,987	
Short-term loans payable	44,400		32,250		12,150	17,500	
Liquor taxes payable	55,835		79,614		(23,779)	111,206	
Income taxes payable	3,998		2,395		1,603	8,467	
Accrued expenses	27,859		35,737		(7,878)	37,566	
Deposits received	53,422		55,737		(2,315)	59,386	
Other	23,852		29,870		(6,018)	34,181	
Total current liabilities	237,193	19.7	264,307	21.2	(27,114)	302,888	23.7
Long-term Liabilities							
Bonds	110,000		110,000		—	110,000	
Long-term debt	26,000		21,000		5,000	26,000	
Pension and retirement benefits	79,593		84,232		(4,639)	81,385	
Other reserves	926		1,162		(236)	1,414	
Deposits received	66,147		72,363		(6,216)	68,301	
Other	15,733		9,480		6,253	10,350	
Total long-term liabilities	298,400	24.7	298,238	23.9	162	297,453	23.2
TOTAL LIABILITIES	535,594	44.4	562,546	45.1	(26,952)	600,341	46.9
Common stock	—	—	102,045	8.2	(102,045)	102,045	8.0
Additional paid-in capital	—	—	70,868	5.7	(70,868)	70,868	5.5
Legal reserve	—	—	25,511	2.1	(25,511)	25,511	2.0
Retained earnings							
Voluntary earned surplus	—		427,666		(427,666)	427,666	
Unappropriated retained earnings	—		39,692		(39,692)	61,255	
Total retained earnings	—	—	467,359	37.5	(467,359)	488,922	38.2
Net unrealized holding gains on securities	—	—	17,862	1.4	(17,862)	6,050	0.5
Treasury stock	—	—	(176)	(0.0)	176	(13,628)	(1.1)
TOTAL SHAREHOLDERS' EQUITY	—	—	683,470	54.9	(683,470)	679,770	53.1
Common stock	102,045	8.4	—	—	102,045	—	—
Capital reserve							
Additional paid-in capital	70,868		—		70,868	—	
Total Capital reserve	70,868	5.9	—	—	70,868	—	—
Retained earnings							
Legal reserve	25,511		—		25,511	—	
Voluntary earned surplus	441,942		—		441,942	—	
Unappropriated retained earnings	44,461		—		44,461	—	
Total retained earnings	511,915	42.4	—	—	511,915	—	—
Net unrealized holding gains on securities	217	0.0	—	—	217	—	—
Treasury stock	(13,693)	(1.1)	—	—	(13,693)	—	—
TOTAL SHAREHOLDERS' EQUITY	671,353	55.6	—	—	671,353	—	—
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,206,947	100.0	1,246,016	100.0	(39,069)	1,280,112	100.0

STATEMENTS OF INCOME

	First quarter ended March 31,2003		First quarter ended March 31,2002		Increase (Decrease)	Year ended December 31, 2002	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	176,361	100.0	183,736	100.0	(7,375)	999,920	100.0
Cost of Sales	125,140	71.0	132,010	71.8	(6,870)	703,954	70.4
Gross profit	51,220	29.0	51,726	28.2	(506)	295,965	29.6
Selling, General and Administrative Expenses	50,956	28.9	56,741	30.9	(5,785)	251,941	25.2
Operating Income	264	0.1	(5,015)	(2.7)	5,279	44,024	4.4
Non-operating Income							
Interest income	115		172		(57)	858	
Dividend income	5,278		2,150		3,128	9,318	
Other	1,384		1,040		344	5,049	
Total	6,777	3.8	3,364	1.8	3,413	15,226	1.5
Non-operating Expenses							
Interest expense	512		128		384	1,961	
Other	493		916		(423)	3,458	
Total	1,006	0.6	1,045	0.6	(39)	5,419	0.5
Income before Extraordinary Items and Income Taxes	6,035	3.4	(2,696)	(1.5)	8,731	53,831	5.4
Extraordinary Income							
Gain on sales of fixed assets	113		1,350		(1,237)	1,923	
Other	199		174		25	400	
Total	313	0.2	1,525	0.8	(1,212)	2,324	0.2
Extraordinary Expenses							
Loss on disposal of fixed assets	393		541		(148)	5,474	
Other	24		64		(40)	5,793	
Total	418	0.2	606	0.3	(188)	11,268	1.1
Income before Income Taxes	5,931	3.4	(1,777)	(1.0)	7,708	44,887	4.5
Income Taxes	2,500	1.4	(720)	(0.4)	3,220	18,507	1.9
Net Income	3,431	1.9	(1,057)	(0.6)	4,488	26,380	2.6
Retained earnings brought forward from the prior fiscal year	41,030		40,750		280	40,750	
Dividends (interim)	—		—		—	5,874	
Unappropriated retained earnings	44,461		39,692		4,769	61,255	